Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES SECOND QUARTER 2014 RESULTS AND UPWARDLY REVISED 2014 GUIDANCE

August 13, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2014. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended June 30, 2014, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30			Six months ended June 30
(Cdn$000s except shares, per share and per boe amounts)	2014	2013	% Change	2014	2013	% Change
Financial
Funds flow from operations (1)	636,688	504,420	26	1,216,784	960,363	27
Per share (1) (2)	1.55	1.31	18	3.01	2.51	20
Net income	98,586	72,332	36	129,476	70,720	83
Per share (2)	0.24	0.19	26	0.32	0.18	78
Operating income (1)	174,580	130,308	34	380,654	244,653	56
Per share (1) (2)	0.43	0.34	26	0.94	0.64	47
Dividends paid or declared	286,128	267,033	7	564,404	534,899	6
Per share (2)	0.69	0.69	-	1.38	1.38	-
Payout ratio (%) (1) (3)	45	53	(8)	46	56	(10)
Per share (%) (1) (2) (3)	45	53	(8)	46	55	(9)
Net debt (1)	2,836,829	1,825,340	55	2,836,829	1,825,340	55
Net debt to funds flow from operations (1) (4)	1.2	1.0	20	1.2	1.0	20
Capital acquisitions (net) (5)	1,566,487	30	5,221,523	1,599,773	22,145	7,124
Development capital expenditures (6)	271,537	256,434	6	841,964	789,149	7
Decommissioning and environmental expenditures (6)	4,282	2,614	64	17,676	6,887	157
Weighted average shares outstanding (mm)
Basic	407.5	383.5	6	402.2	381.0	6
Diluted	410.1	385.1	6	404.8	382.4	6
Operating
Average daily production
Crude oil and NGLs (bbls/d)	125,344	106,609	18	122,183	106,564	15
Natural gas (mcf/d)	72,143	67,142	7	70,858	67,004	6
Total (boe/d)	137,368	117,799	17	133,993	117,731	14
Average selling prices (7)
Crude oil and NGLs ($/bbl)	97.52	84.65	15	95.19	82.51	15
Natural gas ($/mcf)	5.42	3.93	38	5.59	3.75	49
Total ($/boe)	91.83	78.85	16	89.76	76.82	17
Netback ($/boe)
Oil and gas sales	91.83	78.85	16	89.76	76.82	17
Royalties	(16.19)	(13.15)	23	(15.80)	(13.60)	16
Operating expenses	(12.63)	(12.04)	5	(12.59)	(12.05)	4
Transportation	(2.46)	(2.27)	8	(2.31)	(2.15)	7
Netback prior to realized derivatives	60.55	51.39	18	59.06	49.02	20
Realized loss on derivatives	(5.80)	(0.79)	634	(5.32)	(0.61)	772
Netback (1)	54.75	50.60	8	53.74	48.41	11
(1)
Funds flow from operations, operating income, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release for further information.

(2)	The per share amounts (with the exception of per share dividends) are the per share – diluted amounts.
(3)
Payout ratio is calculated as dividends paid or declared (including the value of dividends paid pursuant to the Company’s dividend reinvestment plans and share dividend plan) divided by funds flow from operations.

(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation charges.

SECOND QUARTER 2014 HIGHLIGHTS

In second quarter 2014, Crescent Point continued to execute its integrated business strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties.

•
Crescent Point achieved a new production record in second quarter 2014 and grew production per share by approximately 10 percent over second quarter 2013. Production averaged 137,368 boe/d in the quarter, which was weighted 91 percent to light and medium crude oil and liquids. This represents an increase of more than 19,500 boe/d over second quarter 2013.

•
During the quarter, the Company spent $211.4 million on drilling and development activities, drilling 128 (85.6 net) oil wells with a 100 percent success rate. Crescent Point also spent $60.1 million on land, seismic and facilities, for total development capital expenditures of $271.5 million.

•
Crescent Point generated record funds flow from operations of $636.7 million ($1.55 per share – diluted) in second quarter 2014, representing a 26 percent increase over second quarter 2013 funds flow from operations of $504.4 million ($1.31 per share – diluted). Funds flow from operations was driven by strong operating netbacks, prior to realized derivatives, of $60.55 per boe and better than expected production.

•
Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $0.69 per share, for second quarter 2014. This is unchanged from $0.69 per share paid in second quarter 2013. On an annualized basis, the second quarter dividend equates to a yield of 6.2 percent, based on a volume weighted average quarterly share price of $44.34. The Company also achieved a payout ratio of 45 percent, which is the lowest in Company history.

•
As a result of the Company’s strong performance and acquisitions completed year to date, Crescent Point is upwardly revising its 2014 guidance for average daily production, exit production and funds flow from operations, while keeping estimated capital expenditures for the year unchanged at $1.8 billion. Crescent Point’s average daily production and exit production in 2014 are expected to increase to 138,000 boe/d from 135,500 boe/d and to 149,000 boe/d from 148,000 boe/d, respectively. Funds flow from operations for 2014 is expected to be approximately $2.5 billion ($6.04 per share – diluted), up from $2.45 billion ($5.90 per share – diluted).

•
On May 15, 2014, Crescent Point completed the acquisition, by way of plan of arrangement, of all the issued and outstanding shares of CanEra Energy Corp. (“CanEra”), a privately held southeast Saskatchewan oil and gas producer. Total consideration was approximately $1.1 billion. The CanEra assets include more than 260 net sections of land with Torquay potential and conventional production of approximately 10,000 boe/d. Including the CanEra acquisition, Crescent Point has exposure to more than 880 net sections of land with Torquay potential, of which 280 net sections are in the core Flat Lake area. The acquisition is also expected to help drive a seven percent reduction in the Company’s all-in payout ratio in 2015.

•
On June 12, 2014, Crescent Point completed the acquisition of Saskatchewan Viking oil assets (the “Viking Assets”) from Polar Star Canadian Oil and Gas, Inc. (“Polar Star”), a private western Canadian oil and gas producer. The Viking Assets include all of Polar Star’s assets in the Viking play at Dodsland, Saskatchewan. The acquisition of the Viking Assets consolidates Crescent Point’s existing Viking land position in the Dodsland area and includes more than 2,800 boe/d of high-quality, high-netback production. The Viking Assets have strong rates of return, pay out quickly and are expected to help reduce the Company’s all-in payout ratio by another two percent in 2015. Total consideration for the Viking Assets was $331.7 million.

•
During the quarter, the Company closed a private placement of long-term debt in the form of senior guaranteed notes to a group of institutional investors. The notes issued pursuant to the placement are unsecured and rank equally with Crescent Point’s obligations under its bank facilities. In total, US$310 million and CDN$40 million was raised through three separate series of notes.

•
Subsequent to the quarter, Crescent Point increased its credit facilities from $2.1 billion to $2.6 billion, reflecting strong reserves growth through development drilling and accretive acquisitions. At June 30, 2014, approximately $1.1 billion was drawn on these facilities, providing a significant unutilized source of capital and financial flexibility to the Company.

•
Crescent Point continued to aggressively hedge its oil production to capitalize on high commodity prices. As at August 5, 2014, the Company had hedged 62 percent of its oil production, net of royalty interest, for the remainder of 2014. The Company had also hedged 38 percent, net of royalty interest, for 2015. The Company also has an average of approximately 15,000 bbl/d of WTI oil differentials locked in for 2014. Crescent Point’s hedges provide upside participation when oil prices increase while also providing a steady cash flow.

•
Crescent Point is pleased to announce, effective September 1, 2014, the appointment of three members of the Crescent Point team to the level of Vice President. Mr. Brent Forster, who most recently held the position of Director, Drilling and Completions, will be promoted to Vice President, Drilling, Completions and Facilities. Mr. Craig Bryksa, who most recently held the position of Engineering Manager, Southwest Saskatchewan, will be promoted to Vice President, Engineering West. Mr. Chris Bruggencate, who most recently held the position of Engineering Manager, Southeast Saskatchewan, will be promoted to Vice President, Engineering East. Mr. Forster, Mr. Bryksa and Mr. Bruggencate will join Ryan Gritzfeldt, Vice President, Engineering and Business Development East, and Steven Toews, Vice President, Engineering and Business Development West, in reporting directly to Neil Smith, Crescent Point’s Chief Operating Officer.

OPERATIONS REVIEW

Second Quarter Operations Summary

Crescent Point achieved a new production record in second quarter and averaged 137,368 boe/d. This represents an increase of more than 19,500 boe/d and production per share growth of approximately 10 percent over second quarter 2013. The Company’s strong production performance during the quarter was driven by its successful drilling program, strong results from the Torquay play at Flat Lake and the Company’s ongoing success with waterfloods and cemented liner completion techniques as well as acquisitions that were completed in the second half of the quarter. The Company’s successful results in second quarter can also be partially attributed to a spring breakup that was less severe than anticipated across Crescent Point’s core areas.

Drilling Results

The following table summarizes Crescent Point’s drilling results for the three months and six months ended June 30, 2014:

Three months ended June 30, 2014	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan & Manitoba	-	40	-	-	-	40	36.5	100%
Southwest Saskatchewan	-	16	-	1	-	17	17.0	100%
Alberta and West Central SK	-	12	-	-	-	12	8.4	100%
United States (1)	-	60	-	-	-	60	24.7	100%
Total	-	128	-	1	-	129	86.6	100%

Six months ended June 30, 2014	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	164	-	2	4	170	145.9	100%
Southwest Saskatchewan	-	58	-	2	-	60	58.5	100%
Alberta and West Central SK	-	34	-	2	-	36	26.0	100%
United States (1)	-	86	-	-	-	86	36.5	100%
Total	-	342	-	6	4	352	266.9	100%

(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In second quarter, Crescent Point continued to successfully execute its large capital program in southeast Saskatchewan and Manitoba. Successful results in the Company’s Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan continue to be strong drivers of Crescent Point’s production growth.

Spring breakup in the area was shorter than anticipated and had less of an impact on operations than budgeted. During second quarter, Crescent Point drilled 27 (26.5 net) oil wells in the Viewfield Bakken resource play. The Company continues to refine its one-mile, 25-stage cemented liner completion technique and to expand its waterflood program in the play, which are driving strong rates of return. Crescent Point has 81 water injection wells completed in the Viewfield Bakken resource play, with a further 15 expected by year end. The Company has grown volumes that are positively affected by waterfloods to more than 15,000 bbl/d and plans to double the volumes affected by waterfloods in the play over the next two years. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas compared to areas not under waterflood.

During second quarter 2014, the Company commissioned its newly expanded Viewfield gas plant. The expansion, which increased capacity by 40 percent to 42 mmscf/d, is expected to accommodate Crescent Point’s growing production volumes in the Viewfield Bakken resource play.

The Company is pleased with drilling results to date in the Torquay play at Flat Lake, having drilled 6 (5.7 net) oil wells during the quarter. Crescent Point is seeing positive results with step-out wells that continue to delineate the area. Also during the quarter, the Company successfully integrated the acquired CanEra lands and staff into its operations in southeast Saskatchewan.

On July 17, 2014, Mistral Energy Inc. announced that it is beginning to construct a deep-cut gas plant in the Viewfield area with a capacity of 60 mmcf/d. The plant, which is expected to be completed by the first half of 2015, is expected to receive associated gas from Crescent Point’s Viewfield Bakken and Flat Lake Torquay/Three Forks oil resource plays in southeast Saskatchewan. Access to the deep-cut facility is expected to lead to higher revenues for Crescent Point’s Viewfield and Flat Lake areas, as well as incremental reserves assignments in these areas.

Also during second quarter, the Company drilled 7 (4.3 net) oil wells in other areas of southeast Saskatchewan.

Southwest Saskatchewan

Crescent Point continued to expand its waterflood program in the Shaunavon resource play during second quarter. Crescent Point currently has 29 water injection wells operating in the Shaunavon zone, and a further 14 are expected by year end. During the quarter, the Company submitted an application for its second unit in the area, which is adjacent to the first unit. Crescent Point expects approval by year end. The Company is excited by this development as the first unit continues to exhibit positive waterflood response. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas compared to areas not under waterflood.

Spring breakup in the area was shorter than anticipated and had less of an impact on operations than budgeted. During second quarter, the Company drilled 16 (16.0 net) oil wells in the Shaunavon resource play. As the Company continues with the largest Shaunavon drilling program in Company history, it continues to refine its cemented liner completion technology. Crescent Point believes using 25-stage cemented liner completions should ultimately lead to positive technical reserve additions on its remaining booked drilling inventory and existing producing wells in the future. In 2014, the Company also plans to drill 90 net wells from pad locations that allow Crescent Point to drill up to three wells per pad location, as opposed to one well. The drilling of more wells from these pad locations should result in capital expenditure savings in the area.

In July 2014, the Company began its drilling program in Battrum, with 11 (4.8 net) oil wells planned for 2014.

The Company also plans to begin participating in its Cantuar drilling program in August, with 6 (3.3 net) oil wells planned for 2014.

South/Central Alberta and West Central Saskatchewan

The Company and its partner continue to inject water into their first waterflood pilot in the Beaverhill Lake play and plan to expand the pilot in third quarter 2014. The Company has also received regulatory approval for its first operated waterflood pilot in the play. Water injection in this pilot is expected to begin between late third quarter and early fourth quarter 2014.

In the Saskatchewan Viking play, the Company integrated the Viking Assets acquired from Polar Star late in the second quarter and began its 2014 drilling program in July.

United States

During second quarter, the Company participated in the drilling of 52 (23.2 net) oil wells in the Uinta Basin, achieving a 100 percent success rate.

Crescent Point continues to be pleased with results to date in the Uinta Basin. The Company’s recompletion program to access bypassed pay in vertical wells is ongoing, with favourable results to date. The Company is also testing new vertical well completions techniques in the area to further increase fracture stimulation efficiency and to improve production rates and ultimate recoveries. The permitting process for a 3-D seismic program covering a large portion of the Company’s operated lands in the Randlett area continues and the program is expected to be complete by first quarter 2015. During the quarter, Crescent Point received state regulatory approval for a second waterflood injection pilot in the Randlett area of the Uinta Basin. Water injection in both pilots is expected to begin in 2015.

On April 1, 2014, the Company closed an agreement with a senior oil and gas producer to acquire certain assets in the Uinta Basin (the “Uinta Assets”) for total consideration of US$90 million. The Uinta Assets acquired include net production of approximately 90 boe/d and 13.7 net sections of land with more than 155 net internally identified drilling locations. The lands acquired offer strong rates of return and are located directly east of the Company's core operated Randlett area, solidifying the Company’s position in the area.

Rail operations in Utah have allowed the Company to broaden the market for Uinta Basin crude beyond the Salt Lake City refining market. Crescent Point’s permanent rail-loading site in Utah is now fully operational, with capacity of approximately 10,000 bbl/d and the capability to increase volumes in the future. The Company is also encouraged with local market access due to increasing refining capacity expected over the coming quarters.

During second quarter, the Company also participated in the drilling of 8 (1.5 net) oil wells in North Dakota, targeting both the Bakken and Three Forks formations. The Company is encouraged with results to date in both the Bakken and Three Forks formations.

SUBSEQUENT EVENTS

On July 18, 2014, Crescent Point signed an agreement to acquire all of the issued and outstanding shares of T.Bird Oil Ltd. (“T.Bird”). T.Bird is a privately held oil and gas company with assets in southeast Saskatchewan and Manitoba. The assets expected to be acquired include high net-back production of approximately 700 boe/d and more than 24 net sections of land. The assets offer excellent rates of return and include 53 net low-risk drilling locations and significant exploration potential in multiple horizons. Total consideration for T.Bird is approximately $88 million, including approximately 1.5 million Crescent Point shares and assumed net debt, based on a five-day weighted average share price of $45.36 per Crescent Point share. Closing is expected in mid-August.

On July 30, 2014, the Company closed an agreement to acquire certain assets in the Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan (the “Flat Lake Assets”) from an oil and gas producer in the region. The Flat Lake Assets acquired include production of approximately 825 boe/d and more than 54 net sections of land. These assets are adjacent to and contiguous with Crescent Point’s existing Viewfield and Flat Lake lands, and include 38 net low-risk drilling locations. Total cash consideration was $99.1 million.

OUTLOOK AND UPWARDLY REVISED 2014 GUIDANCE FOR PRODUCTION AND FUNDS FLOW FROM OPERATIONS

Crescent Point continues to implement its dual-track growth plan of advancing its cemented liner completions technology and expanding its waterflood programs to shallow corporate declines and increase ultimate reserve recoveries.

Crescent Point’s active drilling program and its focus on advancing its waterflood programs and cemented liner completion techniques drove the Company’s record production in second quarter 2014. These results speak to the success of the Company’s dual-track growth plan, which allows Crescent Point to grow production at a steady pace while lowering well costs and decline rates.

“We manage two of the largest waterfloods in Canada, which continue to expand and outperform,” said Scott Saxberg, president and CEO of Crescent Point. “The Viewfield Bakken waterflood is the third largest waterflood in Canada and continues to grow. The success of our waterfloods, along with great results in our Uinta Basin development and our growing Torquay discovery, drove our strong second quarter performance.”

The Company has successfully applied waterfloods with multi-stage fractured wells in all of its major Canadian oil fields and believes these programs will continue to lower decline rates and increase recovery factors over time. As such, the Company’s future plans include the expansion of its Bakken and Shaunavon waterflood programs in Saskatchewan, and the initiation of a waterflood program in the Uinta Basin in Utah in early 2015. In addition to continuing to advance its waterflood programs and cemented liner completions, Crescent Point plans to continue to develop its high rate-of-return, low risk inventory across its asset base for the remainder of 2014.

As a result of the Company’s strong performance and acquisitions completed year to date, Crescent Point is upwardly revising its 2014 guidance for average daily production, exit production and funds flow from operations. Crescent Point’s average daily production and exit production in 2014 are expected to increase to 138,000 boe/d from 135,500 boe/d and to 149,000 boe/d from 148,000 boe/d, respectively. Funds flow from operations for 2014 is expected to be approximately $2.5 billion ($6.04 per share – diluted), up from $2.45 billion ($5.90 per share – diluted).

The Company’s balance sheet remains strong, with projected average net debt to cash flow of approximately 1.1 times and significant unutilized credit capacity. The Company continues to be disciplined in its approach to capital spending, acquisition opportunities and balance sheet management.

“With our 2014 cash flow estimated to be greater than six dollars per share and our payout ratio the lowest it’s been in company history, we’re well on track to delivering another excellent year to our shareholders,” said Saxberg.

2014 GUIDANCE

The Company’s upwardly revised guidance for 2014 is as follows and assumes the successful completion of the T.Bird acquisition:

Production	Prior	Revised
Oil and NGL (bbls/d)	123,750	126,167
Natural gas (mcf/d)	70,500	71,000
Total (boe/d)	135,500	138,000
Exit (boe/d)	148,000	149,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,780,000	2,800,000
Funds flow from operations ($000)	2,450,000	2,500,000
Funds flow per share – diluted ($)	5.90	6.04
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,460,000	1,460,000
Facilities, land and seismic ($000)	340,000	340,000
Total ($000)	1,800,000	1,800,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90
(1)	Annualized fourth quarter funds flow from operations is fourth quarter funds from operations multiplied by four.
(2)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Scott Saxberg
President and Chief Executive Officer
August 13, 2014

Non-GAAP Financial Measures

Any “financial outlook” or “future oriented financial information” in the press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “operating income”, “operating income per share – diluted”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Cash flow from operating activities	646,485	463,194	40	1,220,621	922,433	32
Changes in non-cash working capital	(23,627)	38,010	(162)	(31,117)	27,556	(213)
Transaction costs	9,681	1,935	400	9,970	5,349	86
Decommissioning expenditures	4,149	1,281	224	17,310	5,025	244
Funds flow from operations	636,688	504,420	26	1,216,784	960,363	27

Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Operating income per share – diluted is calculated as operating income divided by the number of weighted average diluted shares outstanding. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to operating income:

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Net income	98,586	72,332	36	129,476	70,720	83
Amortization of E&E undeveloped land	69,194	69,568	(1)	135,631	139,035	(2)
Unrealized derivative (gains) losses	81,597	(43,699)	(287)	217,781	34,476	532
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	(38,947)	34,667	(212)	1,994	48,903	(96)
Unrealized (gain) loss on long-term investments	(5,277)	12,545	(142)	(8,895)	8,909	(200)
Deferred tax relating to adjustments	(30,573)	(15,105)	102	(95,333)	(57,390)	66
Operating income	174,580	130,308	34	380,654	244,653	56

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

The following table reconciles long-term debt to net debt:

($000s)	June 30, 2014	June 30, 2013	% Change
Long-term debt	2,682,061	1,648,799	63
Accounts payable and accrued liabilities	721,396	620,071	16
Dividends payable	96,781	88,802	9
Cash	(30,030)	-	-
Accounts receivable	(445,894)	(337,345)	32
Prepaids and deposits	(9,665)	(6,978)	39
Long-term investments	(83,124)	(75,997)	9
Excludes:
Equity settled component of dividends payable	(29,532)	(60,933)	(52)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(65,164)	(51,079)	28
Net debt	2,836,829	1,825,340	55

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan and share dividend plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Forward-Looking Statements

Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, inter alia, to the following: corporate strategy and anticipated financial and operational results; the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated funds flow from operations and oil and natural gas production levels; expected capital expenditure levels and how such expenditures are expected to be funded; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; expected increased activity in the Viking play in 2015; the initiation and ongoing development and expansion of planned and existing waterflood programs; the expected impact of waterfloods on corporate declines and reserves; the expected impact of the conversion of producing wells to water injection wells in Viewfield Bakken on production declines, recovery and rates of return on adjacent wells; anticipated waterflood pilot and unit approval applications; the anticipated impact of refined cemented liner completion techniques on recovery factors and reserve additions; anticipated future improvements in the Company’s completion technologies; the anticipated impact of the CanEra and Viking Assets acquisitions on all-in payout ratio; the anticipated impact of technological advancements on the value of the Company’s development inventory; the anticipated closing and impact of the T.Bird acquisition; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; battery, gas plant, facility expansion, battery additions and tank construction plans, and the anticipated timing of completion thereof; dividend levels; capital expenditures; exchange rates; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended June 30, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6